As filed with the Securities and Exchange Commission on March 10, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No.          )

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of the Issuer)

JAVELIN MORTGAGE INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida  32963 (317) 262-4666

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$85,558,842.11	$8,615.78

*   Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016.  The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the tender offer expires on April 1, 2016.

** Calculated, in accordance with Rule 0-11(d).

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,615.78	Filing Party: JMI Acquisition Corporation, a wholly-owned subsidiary of ARMOUR Residential REIT, Inc.
Form or Registration No.: Schedule TO (File No. 005-87204)	Date Filed: March 7, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3”) is being filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company” or “JAVELIN”).  The filing person is the subject company.  This Schedule 13E-3 relates to the cash tender offer (the “Offer”) by JMI Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation (“ARMOUR”), to purchase all of the issued and outstanding shares of the Common Stock, par value $0.001 per share (the “Shares”), at a per Share price equal to an amount in cash per Share equal to 87% of the book value per share of the Shares, as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Offer, which we currently anticipate to be March 18, 2016, net to the holders thereof, in cash, without interest thereon and less any required withholding taxes.  The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO (the “Schedule TO”) filed by ARMOUR and Acquisition, which contain as exhibits an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 8, 2016 (the “Schedule 14D-9”).  The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein.  The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase.  All information contained in this Schedule 13E-3 concerning the Company, ARMOUR and Acquisition has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 1.

Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated into this Schedule 13E-3 by reference.

Item 2.

Subject Company Information.

(a)	Name and Address. The information set forth in the Schedule 14D-9 under “Subject Company Information—Name and Address” is incorporated into this Schedule 13E-3 by reference.

(b)	Securities. The information set forth in the Schedule 14D-9 under “Subject Company Information—Securities” is incorporated into this Schedule 13E-3 by reference.

(c)

Trading Market and Price.  The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends; Prior Stock Purchases; Public Offerings—Price Range of Shares; Dividends” is incorporated into this Schedule 13E-3 by reference.

(d)

Dividends.  The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends; Prior Stock Purchases; Public Offerings—Price Range of Shares; Dividends” is incorporated into this Schedule 13E-3 by reference.

(e)

Prior Public Offerings.  The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends; Prior Stock Purchases; Public Offerings—Public Offerings” and “The Tender Offer—Section 9. Information about JAVELIN” is incorporated into this Schedule 13E-3 by reference.

(f)

Prior Stock Purchases.  The information set forth in the Offer to Purchase under “The Tender Offer—Section 7. Price Range of Shares; Dividends; Prior Stock Purchases; Public Offerings—Prior Stock Purchases” and “The Tender Offer—Section 9. Information about JAVELIN” is incorporated into this Schedule 13E-3 by reference.

Item 3.

Identity and Background of Filing Person.

(a)	Name and Address. The information set forth in the Schedule 14D-9 under “Subject Company Information—Name and Address” is incorporated into this Schedule 13E-3 by reference.

(b)

Business and Background of Entities.  The information set forth in the Offer to Purchase under “The Tender Offer—Section 9. Information about Acquisition and ARMOUR” is incorporated into this Schedule 13E-3 by reference.

(c)

Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under “SCHEDULE I—INFORMATION RELATING TO THE ACQUIRERS” is incorporated into this Schedule 13E-3 by reference.

The name, age, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. Each such person has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 4.

Terms of the Transaction.

(a)(1)(i)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—What is the class and amount of securities being sought in the Tender Offer?” and “Introduction” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(ii)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—How much are you offering to pay? In what form will I receive payment?,” “Introduction” and “The Tender Offer—Section 1. Terms of the Tender Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(iii)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—When will the Tender Offer expire?” and “The Tender Offer—Section 1. Terms of the Tender Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(iv)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—Will you provide a subsequent offering period?” and “The Tender Offer—Section 2. Expiration and Extension of the Tender Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(v)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Tender Offer be extended?” and “The Tender Offer—Section 2. Expiration and Extension of the Tender Offer” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(vi)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Tender Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(vii)

Material Terms.  The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I tender my shares?,” “The Tender Offer—Section 4. Procedure for Tendering Shares,” “Summary Term Sheet—Can I withdraw shares after I tender them?” and “The Tender Offer—Section 5. Withdrawal Rights” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(viii)

Material Terms.  The information set forth in the Offer to Purchase under “The Tender Offer—Section 1. Terms of the Tender Offer” and “The Tender Offer—Section 3. Acceptance for Payment and Payment for Shares” is incorporated into this Schedule 13E-3 by reference.

(a)(1)(ix)	Material Terms. Not applicable.

(a)(1)(x)	Material Terms. Not applicable.

(a)(1)(xi)	Material Terms. Not applicable.

(a)(1)(xii)	Material Terms. Not applicable.

(c)

Different Terms.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, ”Special Factors—Item 10. Interests of Directors and Executive Officers in the Tender Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.

(d)

Appraisal Rights.  The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Appraisal Rights” and the information set forth in the Offer to Purchase under “Special Factors—Section 7. No Dissenters’ Rights” is incorporated into this Schedule 13E-3 by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.

Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” is incorporated into this Schedule 13E-3 by reference.

(b)

Significant Corporate Events.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” and “Special Factors—Section 9. Relationship among ARMOUR, ACM and JAVELIN” is incorporated into this Schedule 13E-3 by reference.

(c)

Negotiations or Contacts.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendation” is incorporated into this Schedule 13E-3 by reference.

(e)

Agreements Involving the Subject Company’s Securities.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under ”Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions” and “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated into this Schedule 13E-3 by reference.

Item 6.

Purposes of the Transaction and Plans or Proposals.

(b)

Use of Securities Acquired.  The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” and ”Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Merger Agreement—The Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(1)

Plans.  The information set forth in the Schedule 14D-9 under ”Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(2)

Plans.  The information set forth in the Schedule 14D-9 under ”Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(3)

Plans.  The information set forth in the Schedule 14D-9 under ”Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(4)

Plans.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(5)

Plans.  The information set forth in the Offer to Purchase under “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)(6)

Plans.  The information set forth in the Offer to Purchase under “Special Factors—Will JAVELIN shares be publicly traded after the Expiration Date?” and “The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; New York Stock Exchange Listing; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

(c)(7)

Plans.  The information set forth in the Offer to Purchase under ”Introduction,” “Special Factors—Section 5. Effects of the Tender Offer and the Merger” and ”The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; New York Stock Exchange Listing; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

(c)(8)

Plans.  The information set forth in the Offer to Purchase under ”The Tender Offer—Section 8. Market for JAVELIN’s Common Stock; New York Stock Exchange Listing; SEC Registration” is incorporated into this Schedule 13E-3 by reference.

Item 7.

Purposes, Alternatives, Reasons and Effects.

(a)

Purposes.  The information set forth in the 14D-9 under “Item 4. The Solicitation and Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations”, ”Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, ”Introduction”, “Special Factors—Section 1. Background of the Tender Offer; Past Contacts, Negotiations and Transactions” , “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(b)

Alternatives.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts, Negotiations and Transactions” , “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(c)

Reasons.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations,” ”Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” and “Annex A—Opinion of JMP Securities LLC,” and the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts, Negotiations and Transactions” and “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger” is incorporated into this Schedule 13E-3 by reference.

(d)

Effects.  The information set forth in the 14D-9 under “Item 4. The Solicitation and Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendations,” “Item 8. Additional Information” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction,” “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” “Special Factors—Section 4—Position of ARMOUR regarding Fairness of the Tender Offer and the Merger,” “Special Factors—Section 5—Effects of the Tender Offer and the Merger,” “Special Factors— Section 6—Summary of the Merger Agreement and Other Agreements,” “Special Factors—Section 7—No Dissenters’ Rights,” “The Tender Offer—Section 6—Certain Material U.S. Federal Income Tax Consequences,” “The Tender Offer—Section 8—Market for JAVELIN’s Common Stock; New York Stock Exchange Listing; SEC Registration” and “The Tender Offer—Section 13—Certain Legal Matters” is incorporated into this Schedule 13E-3 by reference.

Item 8.

Fairness of the Transaction.

(a)

Fairness.  The Company reasonably believes that the Transactions are fair to unaffiliated stockholders of the Company.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation” is incorporated into this Schedule 13E-3 by reference.

(b)

Factors Considered in Determining Fairness.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation,” “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of JMP Securities LLC” is incorporated into this Schedule 13E-3 by reference.

(c)

Approval of Security Holders.  The information set forth in the Schedule 14D-9 under “Item 4. Background and Reasons for the Special Committee’s and the Board’s Recommendations—Background of the Offer and Merger,” “Item 4. Background and Reasons for the Special Committee’s and the Board’s Recommendations—Reasons for the Special Committee’s Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 6—Merger Agreement,” “The Tender Offer—Section 1—Terms of the Tender Offer” and “The Tender Offer—Section 12—Conditions to the Tender Offer” is incorporated into this Schedule 13E-3 by reference.

(d)

Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transactions or preparing a report concerning the fairness of the Transactions. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger” and “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” is incorporated into this Schedule 13E-3 by reference.

(e)

Approval of Directors.  The Transactions were approved by a majority of the directors of the Company who are not employees of the Company.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board” and “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger” is incorporated into this Schedule 13E-3 by reference.

(f)	Other Offers. Not applicable. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation”.

Item 9.

Reports, Opinions, Appraisals and Negotiations.

(a)-(b)

Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger,” ”Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of JMP Securities LLC” is incorporated into this Schedule 13E-3 by reference.

(c)

Availability of Documents.  Copies of the report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the Company’s principal executive offices located at 3001 Ocean Drive, Suite 201, Vero Beach, Florida 32963, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10.

Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds.  The information set forth in the Offer to Purchase under ”Summary Term Sheet—Does ARMOUR have the financial resources to purchase the shares that are tendered?” and ”The Tender Offer—Section 11. Source of Funds” is incorporated into this Schedule 13E-3 by reference.

(b)	Conditions. Not applicable.

(c)

Expenses.  The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Expenses” is incorporated into this Schedule 13E-3 by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.

Interest in Securities of the Subject Company.

(a)

Securities Ownership.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 8. Agreements Involving JAVELIN Shares” and “The Tender Offer—Section 10. Information about Acquisition and ARMOUR” and the information set forth in Schedule I of the Offer to Purchase is incorporated into this Schedule 13E-3 by reference.

(b)	Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” is incorporated into this Schedule 13E-3 by reference.

Item 12.

The Solicitation or Recommendation.

(d)

Intent to Tender or Vote in a Going-Private Transaction.  The filing persons expect that all executive officers and directors of the Company will tender the shares they own in the Company in the Offer. However, there are no agreements or understanding s requiring them to do so.

(e)

Recommendations of Others.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board,” “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation” and the information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Information about Acquisition and ARMOUR” is incorporated into this Schedule 13E-3 by reference.

Item 13.

Financial Statements.

(a)

Financial Information.  The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2015 and December 31, 2014, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 3, 2016.  The information set forth in the Offer to Purchase under “The Offer—Section 9—Information about JAVELIN” is incorporated into this Schedule 13E-3 by reference.

(b)	Pro Forma Information. The Offer will not have a material effect on the Company’s financial statements and pro forma financial information is not material to the Offer.

Item 14.

Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations.  The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated into this Schedule 13E-3 by reference. Reference is further made to the information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Expenses” with respect to the persons employed or retained by ARMOUR and Acquisition.

(b)

Employees and Corporate Assets.  The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated into this Schedule 13E-3 by reference.

Item 15.

Additional information.

(b)

Golden Parachute Payments.  The information set forth in the Schedule 14D-9 under “Item 8. Additional Information-Information Regarding Golden Parachute Compensation” is incorporated into this Schedule 13E-3 by reference.

(c)

Other Material Information.  The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase, including all schedules thereto, is incorporated into this Schedule 13E-3 by reference.

Item 16.

Exhibits.

Exhibit No.	Exhibit
(a)(1)(A)

Offer to Purchase, dated March 7, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation on March 7, 2016 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the New York Times on March 7, 2016 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on March 8, 2016 (the “Schedule 14D-9”)).
(a)(5)

Joint Press Release issued by JAVELIN Mortgage Investment Corp. and ARMOUR Residential REIT, Inc., dated March 2, 2016, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on March 2, 2016).

(c)(1)	Opinion of JMP Securities LLC (incorporated by reference to Annex A to the Schedule 14D-9).

(d)(1)

Agreement and Plan of Merger, dated March 1, 2016, by and among JAVELIN Mortgage Investment Corp., ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on March 2, 2016).

(d)(2)

Confidentiality Agreement, dated February 25, 2016, by and between JAVELIN Mortgage Investment Corp. and ARMOUR Residential REIT, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9).

(d)(3)

Amended and Restated Articles of Incorporation of JAVELIN Mortgage Investment Corp. (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-11, as amended (File No. 333-182536), filed by JAVELIN Mortgage Investment Corp. with the SEC on September 24, 2012).

(d)(4)

Amended and Restated Bylaws of JAVELIN Mortgage Investment Corp., as amended on March 1, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on March 2, 2016).

(d)(5)

Second Amended and Restated Management Agreement, dated February 23, 2015 between JAVELIN Mortgage Investment Corp. and ARMOUR Capital Management LP (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by JAVELIN Mortgage Investment Corp. with the SEC on February 26, 2015).

(d)(6)

First Amended and Restated Sub-Management Agreement, dated February 23, 2015 by and among Staton Bell Blank Check LLC, ARMOUR Capital Management LP and JAVELIN Mortgage Investment Corp. (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by JAVELIN Mortgage Investment Corp. with the SEC on February 26, 2015)

Annex A: Business and Background of the Company’s Directors and Executive Officers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2016	JAVELIN MORTGAGE INVESTMENT CORP.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer, Treasurer and Secretary

Annex A

Business and Background of the Company’s Directors and Executive Officers

The name, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company are set forth below.  Each director and officer is a U.S. citizen with a business address of c/o JAVELIN Mortgage Investment Corp., 3001 Ocean Drive, Suite 201, Vero Beach, Florida  32963.

Scott J. Ulm, age 57, has been the Co-Chief Executive Officer, Co-Vice Chairman, Chief Investment Officer and Head of Risk Management of the Company since June 2012.  Mr. Ulm has also been the Chairman, Co-Chief Executive Officer and President of Acquisition since February 29, 2016, and Co-Chief Executive Officer, Co-Vice Chairman, Chief Investment Officer and Head of Risk Management of ARMOUR since November 2009.  Mr. Ulm was a Co-Managing Member of ACM, from March 2008 until December 2014.  Since December 2014, Mr. Ulm has been the managing member of the entity that acts as one of the general partners of ACM.  Mr. Ulm has also served as the Co-Chief Executive Officer of SBBC, since January 2015.  The Company is also externally-managed by ACM.  Mr. Ulm has 27 years of structured finance and debt capital markets experience, including mortgage-backed securities.  Mr. Ulm holds a B.A. summa cum laude from Amherst College, an M.B.A. from Yale School of Management and a J.D. from Yale Law School.

Jeffrey J. Zimmer, age 58, has been the Co-Chief Executive Officer, Co-Vice Chairman and President of the Company since June 2012, and was the Secretary of the Company from June 2012 to March 2014.  Mr. Zimmer has also been the Co-Chief Executive Officer and a director of Acquisition since February 29, 2016, and Co-Chief Executive Officer, Co-Vice Chairman and President of ARMOUR since November 2009.  Mr. Zimmer also served as Chief Financial Officer of ARMOUR from November 2009 to September 2012 and the Secretary of ARMOUR from November 2009 to March 2014.  Mr. Zimmer was a Co-Managing Member of ARRM (as defined below) from March 2008 until December 2014.  Since December 2014, Mr. Zimmer has been the managing member of the entity that acts as one of the general partners of ACM.  Mr. Zimmer has also served as the Co-Chief Executive Officer of SBBC since January 2015.  Mr. Zimmer has significant experience in the mortgage-backed securities market over a 30 year period.  He received his M.B.A. in finance from Babson College and a B.A. in economics and speech communication from Denison University.

James R. Mountain, age 56, has been the Chief Financial Officer and Treasurer of the Company since September 1, 2012.  Mr. Mountain has been the Secretary of the Company since March 5, 2014.  Mr. Mountain has also been the Chief Financial Officer, Treasurer, Secretary and a director of Acquisition since February 29, 2016, and Chief Financial Officer and Treasurer of ARMOUR since September 1, 2012 and the Secretary of ARMOUR since March 5, 2014.  Mr. Mountain has also been the Chief Financial Officer of ARMOUR Residential Management, LLC, our external manager (“ARRM”) (and later its successor, ACM), since September 1, 2012.  Mr. Mountain joined the Company after having spent over 30 years at Deloitte.  Mr. Mountain has significant experience in securitization transactions, having been involved in that market since its inception in the mid-1980s, and helped to build Deloitte’s securitization practice.  Mr. Mountain earned his B.A. degrees in accounting and economics from the University of Montana, as well as a Master of Business Administration from the University of California, Berkeley.  He is a Certified Public Accountant and a member of the American Accounting Association and the American Institute of Certified Public Accountants.

Mark Gruber, age 40, has been the Chief Operating Officer of the Company since September 3, 2013 and its Head of Portfolio Management since October 3, 2012.  Mr. Gruber has also served as the Chief Operating Officer of ARMOUR since September 3, 2013 and the Head of Portfolio Management since June 2010.  Mr. Gruber has also been the Head of Portfolio Management of ACM (and its predecessor, ARRM) since June 2010 and its Chief Operating Officer since September 3, 2013.  Mr. Gruber has also served as the Chief Operating Officer and Head of Portfolio Management of SBBC since January 2015.  From April 2008 until joining ACM in June 2010, Mr. Gruber managed a $1.1 billion mortgage portfolio for Penn Mutual Life Insurance.  Mr. Gruber holds an M.B.A. with University Honors from the Tepper School of Business at Carnegie Mellon, an M.S. degree in Mechanical and Aerospace Engineering from the University of Virginia, and a B.S. degree in Mechanical Engineering with High Honors from Lehigh University.

Daniel C. Staton, age 63, has been the Non-Executive Chairman of the Company since June 2012.  Mr. Staton has also been the Non-Executive Chairman of ARMOUR since November 2009 and was the President, Chief Executive Officer and Director of Enterprise Acquisition Corp. (“Enterprise”) from its inception in 2007 until its merger with ARMOUR in November 2009.  Since January 2015, Mr. Staton has indirectly owned a minority limited partnership interest in ACM.  Mr. Staton has more than 13 years of experience sourcing private equity and venture capital investments.  Since 2003, he has been Managing Director of the private equity firm Staton Capital LLC, and also served as the Chairman of the board of directors of FriendFinder Networks Inc. (“FriendFinder”), a leading internet-based social networking and multimedia entertainment company, from October 2004 until June 2012.  Mr. Staton was a Co-Chairman of the board of directors of

FriendFinder, which went public in May 2011, from July 2012 to December 2013, and a consultant to FriendFinder from October 2012 until December 2013.  Under Mr. Staton’s leadership as Co-Chairman of the board of directors, FriendFinder was strategically restructured in 2013 pursuant to a consensual prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code.  The restructuring resulted in all general unsecured creditors being paid in full.  Mr. Staton majored in Finance at the University of Missouri and holds a B.S. degree in Specialized Business from Ohio University and a B.S. degree in Business (Management) from California Coast University.

Mark H. Bell, age 48, has been a director of the Company since June 2012.  Mr. Bell has also been a director of ARMOUR since November 2009 and was the Chairman of the Board of Directors and Treasurer of Enterprise from its inception in 2007 until its merger with ARMOUR in November 2009.  Since January 2015, Mr. Bell has indirectly owned a minority limited partnership interest in ACM.  Mr. Bell has served as Managing Director of Marc Bell Capital Partners LLC, an investment firm which invests in media and entertainment ventures, real estate, and distressed assets, since 2003.  Mr. Bell previously served as the Chief Executive Officer of FriendFinder, which went public in May 2011, from October 2004 to June 2012, the President from October 2004 until March 2012, the Co-Chairman of the Board of FriendFinder from July 2012 to December 2013, a consultant to FriendFinder from October 2012 to December 2013, and its Chief Strategy Officer during 2012.  Under Mr. Bell’s leadership as Co-Chairman of the Board, FriendFinder was strategically restructured in 2013 pursuant to a consensual prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code.  The restructuring resulted in all general unsecured creditors being paid in full. Mr. Bell holds a B.S. degree in Accounting from Babson College and an M.S. degree in Real Estate Development from New York University.

John Chrystal, age 57, has been a director of the Company since July 2, 2012.  Mr. Chrystal has been active in domestic and global financial markets for over 25 years, with extensive experience in risk management, structured finance, trading, credit, and derivative products.  Mr. Chrystal has been an independent director of The Bancorp, Inc. (NASDAQ: TBBK) and its subsidiary, The Bancorp. Bank, since January 2013 and Morgan Stanley Derivative Products, a specialized derivative product company established by Morgan Stanley, since 2010, and has served as an independent director for funds managed by the Trust for Advised Portfolios, including a long-short credit fund since 2010.  Since early 2009, Mr. Chrystal has advised multiple companies concerning restructuring of their credit derivative portfolios, including a successful restructuring of a multi-billion-dollar credit default swap portfolio managed by Primus Asset Management, a subsidiary of Primus Guaranty, Ltd.  From 2005 through 2008, Mr. Chrystal was Chief Risk Officer and Head of Structured Products for DiMaio Ahmad Capital, an investment management firm specializing in credit-focused hedge funds and collateralized loan obligation funds.  From 1993 through 2005, Mr. Chrystal held several senior positions in London and New York with Credit Suisse, Credit Suisse Financial Products and Credit Suisse Asset Management.  These positions included Head of Credit Products Europe, Global Head of Structured Credit Products, and Global Head of CDO’s and Liability Management.  Mr. Chrystal served as a member of several risk management and operating committees in both Credit Suisse and Credit Suisse Asset Management.  Mr. Chrystal began his Wall Street career in 1985 at Bankers Trust Company, where he focused on derivative product development, including the first credit default swaps, and mortgage-related derivative products.  Mr. Chrystal holds an M.B.A. in finance from the University of Chicago and a B.S. in agricultural business from Iowa State University.

Thomas K. Guba, age 65, has been a director of the Company since June 2012 and the lead independent director since March 2014.  Mr. Guba has also been a director of ARMOUR since November 2009 and the lead independent director since March 2014.  Mr. Guba has been the senior executive or head trader of various Wall Street mortgage and government departments in his 37 years in the securities business.  Since 2009, Mr. Guba has been employed by Auriga Securities, USA, performing broker-dealer transactions in mortgage-backed securities.  Mr. Guba holds a B.A. in political science from Cornell University and a M.B.A. in finance from New York University and serves on the Board of the SIFMA Foundation as a Treasurer.

Robert C. Hain, age 62, has been a director of the Company since June 2012.  Mr. Hain has also been a director of ARMOUR since November 2009.  Mr. Hain has been a non-executive director of Bank Leumi (UK) Plc, a majority-owned subsidiary of Bank Leumi Le Israel BM, one of Israel’s largest financial institutions, since 2012.  Mr. Hain has been Chairman of City Financial Investment Company Limited (“City Financial”) since 2006, a partner at Shadbolt Partners LLP since 2005, and a director of Wittering Limited since 2005 and Kingsway Consultancy Limited since 2007, each of which is engaged in asset management in the United Kingdom and Europe.  Mr. Hain is also a director of HomeChoice International Plc (Malta), a retailer of home furnishings to South Africans listed on the Johannesburg Stock Exchange and a director of Sound Diplomacy Holdings Ltd. (London) and a member of the advisory board of The DHX Animation Fund (London).  Previously, Mr. Hain was a director of Majorpoint Limited (London) from 2006 to 2014.  He holds degrees from the University of Toronto (Innis College) and the University of Oxford (Merton College).

John “Jack” P. Hollihan, III, age 65, has been a director of the Company since June 2012.  Mr. Hollihan has also been a director of ARMOUR since November 2009.  Mr. Hollihan has over 29 years of investment banking and investment experience.  Mr. Hollihan has served as the lead independent director of City Financial Investment Company Limited (London) and Executive Chairman of Litchfield Capital Holdings (Connecticut) since 2005.  Mr. Hollihan has also been a director of American Financial Realty Trust and of Recombine LLC.  From 1986 to 2000, Mr. Hollihan was Head of Global Project and Asset Based Finance and Leasing at Morgan Stanley and was a member of the Morgan Stanley International Investment Banking Operating Committee.  In that capacity, he managed $45 billion in asset based and structured financings and leasing arrangements.  Mr. Hollihan holds B.S. (Wharton) and B.A. degrees from the University of Pennsylvania, and a J.D. from the University of Virginia School of Law.

Stewart J. Paperin, age 68, has been a director of the Company since June 2012.  Mr. Paperin has also been a director of ARMOUR since November 2009.  Mr. Paperin served as a member of Enterprise’s Board of Directors from its inception in July 2007 to its merger with ARMOUR in November 2009.  Mr. Paperin served as Executive Vice President of the Soros Foundation, a worldwide private philanthropic foundation, from 1996 to 2013, where he oversaw financial, administrative and economic development activities.  Mr. Paperin holds a B.A. degree and an M.S. degree from the State University of New York at Binghamton.  He is a member of the Council on Foreign Relations and was awarded an honorary Doctor of Humane Letters by the State University of New York.